RELIASTAR LIFE INSURANCE COMPANY

VOYA ENCORE/VOYA ENCORE FLEX

INDIVIDUAL FIXED AND VARIABLE DEFERRED ANNUITY CONTRACTS

issued to

A Contract Owner, on a Nonqualified Basis, or in Connection With Retirement Arrangements

Qualifying for Special Treatment Plans Under Tax Code Sections 403(b) or 408

NOTICE DOCUMENT

May 1, 2026

____________________________________________________________________________

This notice document summarizes key features of the Voya Encore/Voya Encore Flex individual fixed and variable deferred annuity contracts (the “Contract” or the “Contracts”) issued by ReliaStar Life Insurance Company (“ReliaStar Life,” the “Company,” “we,” “us” and “our”). There are two series of Contracts: the Transfer Premium Series, designed mainly for large transfers and/or Purchase Payments and the Flexible Premium Series, designed mainly for modal Purchase Payments. The Contracts are no longer available for new sales. The Contract described in this notice document is intended to be a retirement savings vehicle that offers a variety of investment options to meet long-term financial goals and provide for a death benefit and guaranteed income options. You should read this notice document carefully, particularly the section titled “IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT.”

A Contract prospectus is currently available online, which contains more information about the Contract, including its features, benefits, and risks. You can find this document and other information about the contracts online at https://vpx.broadridge.com/getcontract1.asp?dtype=prnt&cid=voyavpx&fid=NRVA03739. You can also obtain this information at no cost by calling 1-877-884-5050 or by sending an email request to ProspectusRequests@voya.com.

Additional information about certain investment products, including variable annuities, has been prepared by the U.S. Securities and Exchange Commission’s staff and is available at Investor.gov.

The U.S. Securities and Exchange Commission (the “SEC”) has not approved or disapproved this Contract or passed upon the adequacy of this notice document. Any representation to the contrary is a criminal offense.

ND.120636-26

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SPECIAL TERMS USED IN THIS NOTICE DOCUMENT

The following are some of the important terms used throughout this notice document that have special meaning.

Account Value: The value of: (1) amounts allocated to the Fixed Interest Options, including interest earnings to date; plus (2) the current dollar value of amounts allocated to the Subaccounts of Separate Account N, which includes investment performance and fees deducted from the Subaccounts.

Accumulation Phase: The period of time between the date the Contract became effective and the date you start receiving Income Phase payments under the Contract. During the Accumulation Phase, you accumulate retirement benefits.

Contract or Contracts: The individual deferred fixed and variable annuity Contracts intended to be retirement savings vehicles that offer a variety of investment options to help meet long-term financial goals and provide for a death benefit and guaranteed income options.

Contract Holder: The person to whom we issue the Contract. Generally, the Plan Sponsor or a trust. We may also refer to the Contract Holder as the Contract Owner.

Customer Service: The location from which we service the Contract. The mailing address and telephone number of Customer Service is P.O. Box 1559, Hartford, Connecticut 06144-1559, 1-877-884-5050.

Fixed Interest Options: Fixed Account D (available only for Flexible Premium Series Contracts) and DCA Fixed Account (collectively “Fixed Account”) are Fixed Interest Options available during the Accumulation Phase. The DCA Fixed Account is for dollar cost averaging only. Amounts allocated to the Fixed Interest Options are held in the Company’s General Account which supports insurance and annuity obligations.

Fund(s): The underlying mutual Funds in which the Subaccounts invest.

General Account: The account that contains all of our assets other than those held in Separate Account N or one of our other separate accounts.

Income Phase: The period during which you receive payments from your Contract.

Investor (also “you”): The individual who participates in the Contract through a retirement plan.

Minimum Guaranteed Accumulation Benefit (“MGAB”) Rider: This rider provides you with a minimum guaranteed accumulation benefit intended to guarantee a minimum contract value at the end of a specified waiting period.

Minimum Guaranteed Withdrawal Benefit (“MGWB”) Rider: This rider is intended to allow for minimum withdrawals up to the Annual Withdrawal Amount, regardless of market performance, until the Remaining Guaranteed Balance equals zero.

Purchase Payment: Collectively, the initial purchase payment and any additional purchase payment.

ReliaStar Life, the Company, we, us and our: ReliaStar Life Insurance Company, a stock company domiciled in Minnesota, that issues the Contract described in this notice document.

Separate Account: Separate Account N, a segregated asset account established by us to fund the variable benefits provided by the Contract. Separate Account N is registered as a unit investment trust under the Investment Company Act of 1940 (the “1940 Act”), as amended, and it also meets the definition of “separate account” under the federal securities laws.

Subaccount: Division(s) of Separate Account N that are investment options under the Contract. Each Subaccount invests in a corresponding underlying mutual Fund.

Tax Code: The Internal Revenue Code of 1986, as amended.

Variable Investment Options: The Subaccounts of Separate Account N. Each one invests in a specific mutual Fund.

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UPDATED INFORMATION ABOUT YOUR CONTRACT

The information in this Notice Document is a summary of certain Contract features that have changed since May 1, 2025. This may not reflect all of the changes that have occurred since you entered into your Contract.

The following changes are made to the dollar amounts in the FEDERAL TAX CONSIDERATION section as follows:

Contributions:

•	401(a), 401(k) and Roth 403(b) Plans subsection, the dollar amount has changed from “$70,000” to “72,000” regarding the dollar amounts for the total annual contributions (including pre-tax and Roth 403(b) after-tax contributions) by you and your employer; and
An additional requirement limits your salary reduction contributions to a 401(k), 403(b) or Roth 403(b) plan from “$23,500” to $24,500.”

Investment Options

•	Effective August 8, 2025, the Voya Solution 2025 Portfolio (Class S) merged into the Voya Solution Income Portfolio (Class S).
•	Effective March 31, 2025, the Pioneer High Yield VCT Portfolio (Class I) changed its name to the Victory Pioneer High Yield VCT Portfolio (Class I).
•	Effective at the opening of business on June 2, 2025, the Wanger Acorn Fund changed its name to the Columbia Variable Portfolio – Acorn Fund.
•	Effective February 6, 2026, the VY T. Rowe Price Equity Income Portfolio and Voya Large Cap Value Portfolio merged into Voya Large Cap Value Fund on February 6, 2026.
•	Effective May 1, 2026, the American Funds Insurance Series® – International Fund will change its name to the American Funds Insurance Series® – EUPAC FundTM.
•	Effective on or about July 17, 2026, the Voya Global Insights Portfolio (Class I) will change its name to the Voya Global Insights Fund (Class I).
•	Effective on or about July 17, 2026, the VY® Baron Growth Portfolio will merge into the Voya MidCap Opportunities Fund.
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IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT

An investment in the Contract is subject to fees, risks, and other important considerations, some of which are briefly summarized in the following table. You should review the prospectus for additional information about these topics.

FEES AND EXPENSES
Are There Charges or Adjustments for Early Withdrawals?

Yes. If the Investor withdraws money from the Contract within three (3) years following a specified date, the Investor can be assessed an early withdrawal charge equal to a maximum of 7% of the amount withdrawn. The specified date referenced in the preceding sentence can vary depending on the terms of the Contract and will be either: (1) the date the participant account was established; (2) the date the Contract was established; or (3) the number of completed Purchase Payment Periods.

For example, if you make an early withdrawal from your Contract, you could pay a surrender charge of up to $7,000 on a $100,000 investment.

See “FEE TABLE - Maximum Transaction Expenses” and “FEES - Transaction Fees - Early Withdrawal Charge” in the Contract prospectus.

Are There Transaction Charges?

Yes. The Investor may be charged for other transactions:

•   We do not currently impose a charge for transfers between the Subaccounts. However, we reserve the right to charge $25 per transfer for any transfer, including transfers made under the dollar cost averaging program and the automatic rebalancing program.

•   If you are eligible and take a loan from your Account Value, you may be subject to one of the following charges:

• A Loan Interest Rate Spread (per annum); and

• A Loan Processing Fee.

•   Certain Funds may impose redemption fees as a result of withdrawals, transfers or other Fund transactions you may initiate; and

•   For Contracts other than Tax Code Section 403(b) Contracts, we reserve the right to charge an Investor a partial withdrawal processing fee not to exceed the lesser of 2.0% of the amount withdrawn, or $25. Under some contracts, we reserve the right to charge a partial withdrawal processing fee not to exceed $25.

See “FEE TABLE” and “LOANS” in the Contract prospectus.

Are There Ongoing Fees and Expenses?	Yes. The table on the following page describes the fees and expenses that you may pay each year, depending on the Investment Options and optional benefits you choose. Please refer to your Contract specifications page for information about the specific fees you will pay each year based on the options you have elected.
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FEES AND EXPENSES (continued from previous page)
	Annual Fee	Minimum	Maximum
Are There Ongoing Fees and Expenses?	Transfer Premium Series
	Base Contract Expenses	1.60%[1,2]	1.63%[1,2]
	Portfolio Company fees and expenses	0.27%[3]	1.49%[3]
	Optional Return of Purchase Payment Death Benefit Rider Charge (as a percentage of average Account Value)	0.05%	0.05%
	Optional Annual Stepped Up Death Benefit Rider Charge (as a percentage of average Account Value)	0.25%	0.25%
	Optional Minimum Guaranteed Accumulation Benefit Rider Charge (as a percentage of average Account Value)	0.35%	1.00%
	Optional Minimum Guaranteed Withdrawal Benefit Rider Charge (as a percentage of average Account Value)	0.55%	1.50%
	Flexible Premium Series
	Base Contract Expenses (as a percentage of average Account Value)	1.60%[1,2]	1.69%[1,2]
	Portfolio Company fees and expenses	0.27%[3]	1.49%[3]
	Optional Return of Purchase Payment Death Benefit Rider Charge (as a percentage of average Account Value)	0.05%	0.05%
	Optional Annual Stepped Up Death Benefit Rider Charge (as a percentage of average Account Value)	0.25%	0.25%

[1]	As a percentage of average Account Value.
[2]	The Base Contract Expenses include (1) the mortality and expense risk charge of 1.40%, which compensates us for the mortality and expense risks we assume under the Contract, including those risks associated with our promise to make lifetime Income Phase payments and the funding of the standard death benefit; (2) an administrative expense charge equal to 0.20% annually of your Account Value invested in the Subaccounts; and (3) a $30 annual maintenance fee converted to an annual percentage equal to 0.036% for the Transfer Premium Series and a $35 annual maintenance fee converted to an annual percentage equal to 0.094% for the Flexible Premium Series. The annual maintenance fee may be reduced or eliminated in certain circumstances. The minimum amount reflects this reduction or elimination, while the maximum amount does not. See “FEES - Periodic Fees and Charges” in the full Contract prospectus.
[3]	As a percentage of the Portfolio Company’s net assets. These expenses, which include management fees, distribution (12b-1) and/or service fees and other expenses, do not take into account any expense reimbursement arrangements that may apply. For the Transfer Premium Series, the Income Solution Series Funds are used to calculate these expenses. These expenses are for the year ended December 31, 2025, and will vary from year to year.
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FEES AND EXPENSES (continued from previous page)
Are There Ongoing Fees and Expenses?	Because your Contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your Contract, the following table shows the lowest and highest cost you could pay each year. This estimate assumes that you do not take withdrawals from the Contract, which could add partial withdrawal processing fees that substantially increase costs.
	Lowest Annual Cost Estimate (Transfer Premium Series): $802	Highest Annual Cost Estimate (Transfer Premium Series): $3,787
	Lowest Annual Cost Estimate (Flexible Premium Series): $349	Highest Annual Cost Estimate (Flexible Premium Series): $2,674

Assumes:

•  Investment of $100,000;

•  5% annual appreciation;

• Least expensive combination of Fund fees and expenses;

•  No optional benefits;

•  No sales charges; and

•  No additional Purchase Payments, transfers, or withdrawals.

Assumes:

•  Investment of $100,000;

•  5% annual appreciation;

•  Most expensive combination of Fund fees and expenses and optional benefits;

•  Most expensive optional benefit cost;

•  No sales charges; and

•  No additional Purchase Payments, transfers, or withdrawals.

See “FEE TABLE” and “FEES” in the Contract prospectus.
RISKS
Is There a Risk of Loss from Poor Performance?	Yes. An Investor can lose money by investing in the Contract. See “PURCHASE AND RIGHTS - Factors to consider in the Purchase Decision” in the Contract prospectus.
Is This a Short-Term Investment?

No. This Contract is not a short-term investment and is not appropriate for an Investor who needs ready access to cash. The Contract is typically most useful as part of a personal retirement plan. Early withdrawals may be restricted by the Tax Code or your plan or may expose you to a partial withdrawal processing fee or tax penalties. You should not participate in this Contract if you are looking for a short-term investment or expect to make withdrawals before you are age 59½.

See “PURCHASE AND RIGHTS - Factors to consider in the Purchase Decision” in the Contract prospectus.

What Are the Risks Associated with the Investment Options?

An investment in the Contract is subject to the risk of poor investment performance and can vary depending on the performance of the investment options available under the Contract. Each investment option (including the Fixed Interest Options) will have its own unique risks, and you should review these investment options before making an investment decision.

See “INVESTMENT OPTIONS” in the Contract prospectus and “APPENDIX B: THE FIXED ACCOUNTS” in this Notice Document.

What are the Risks Related to the Insurance Company?

An investment in the Contract is subject to the risks related to ReliaStar Life, including that any obligations, including under the Fixed Interest Options, guarantees or benefits are subject to the financial strength and claims paying ability of ReliaStar Life. More information about ReliaStar Life, including its financial strength and claims paying ability, is available upon request, by contacting Customer Service.

See “THE COMPANY” in the Contract prospectus.

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RESTRICTIONS
Are There Restrictions on the Investment Options?

Yes.

•   Your plan may limit the number of investment options you may select at any one time. Please refer to your plan documents for more information;

•   Some Subaccounts and Fixed Interest Options may not be available through your plan. Please refer to your plan documents for a list of Subaccounts and Fixed Interest Options available to you; There are certain restrictions on transfers from the Fixed Interest Options;

•   The Company reserves the right to combine two or more Subaccounts, close Subaccounts or substitute a new Fund for a Fund in which a Subaccount currently invests; and

•   The Contract is not designed to serve as a vehicle for frequent transfers. We actively monitor Fund transfer and reallocation activity to identify violations of our Excessive Trading Policy. Electronic trading privileges will be suspended if the Company determines, in its sole discretion, that our Excessive Trading Policy has been violated.

See “INVESTMENT OPTIONS” in the Contract prospectus and “APPENDIX B: THE FIXED ACCOUNTS” in this Notice Document.

Are There any Restrictions on Contract Benefits?

Yes. We may discontinue or restrict the availability of an optional benefit.

See “TRANSFERS - Dollar Cost Averaging Program,” “TRANSFERS - Automatic Reallocation Program (Account Rebalancing),” “DEATH BENEFIT - Annual Stepped-Up Death Benefit Rider,” “SYSTEMATIC WITHDRAWALS - Systematic Withdrawal Availability,” “SYSTEMATIC WITHDRAWALS - Terminating Systematic Withdrawals” and “LOANS - Loans Available from Certain Qualified Contracts” in the Contract prospectus.

TAXES
What Are the Contract’s Tax Implications?

•   You should consult with a tax and/or legal adviser to determine the tax implications of an investment in, and distributions received under, the Contract;

•   There is no additional tax benefit to the investor if the Contract is purchased through a tax-qualified plan or individual retirement account (“IRA”); and

•   Withdrawals will be subject to ordinary income tax and may be subject to tax penalties.

See “TAX CONSIDERATIONS” in the Contract prospectus.

CONFLICTS OF INTEREST
How Are Investment Professionals Compensated?

Although the Contract is no longer offered for new sales, firms and their registered representatives that sold the Contract may receive commissions on additional Purchase Payments paid. This compensation is not paid directly by Contract Holders or the Separate Account. This compensation could influence your investment professional to recommend keeping the Contract.

See “CONTRACT DISTRIBUTION - General - Compensation Arrangements” in the Contract prospectus.

Should I Exchange My Contract?

Some investment professionals may have a financial incentive to offer you a new Contract in place of the one you own. You should exchange your Contract only if you determine, after comparing the features, fees and risks of both contracts, and any fees or penalties to terminate the existing Contract, that it is preferable for you to purchase the new contract rather than continue to own the existing Contract.

See “PURCHASE AND RIGHTS - Factors to Consider in the Purchase Decision” in the Contract prospectus.

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APPENDIX A: INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT

The Variable Options and Fixed Interest Options available to you may vary based on employer. You should refer to your plan documents for a list of available Investment Options. Additionally, some financial institutions or broker-dealers through which the Contract is sold may limit the availability of certain investment options. For more information, see “OTHER TOPICS – Financial Intermediary Variations” in the full Contract prospectus. If you have any questions about any limitations, restrictions, or other variations related to the investment options available to you, please reach out to your financial institution or broker-dealer.

Variable Options

The following is a list of Funds available under the Contract. More information about the Funds is available in the prospectuses for the Funds, which may be amended from time to time and can be found online at
https://vpx.broadridge.com/getcontract1.asp?dtype=prnt&cid=voyavpx&fid=NRVA03739, by calling Customer Service at 1-877-884-5050 or by sending an email request to ProspectusRequests@voya.com.

The current expenses and performance information below reflects fee and expenses of the Funds, but do not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Fund’s past performance is not necessarily an indication of future performance.

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS (as of 12/31/2025)
			1 Year	5 Years	10 Years
Seeks long-term growth of capital.	American Funds Insurance Series® – EUPAC Fund (Class 2)** Investment Adviser: Capital Research and Management CompanySM	0.72%*	26.77%	3.40%	7.00%
Seeks growth of capital.	American Funds Insurance Series® – Growth Fund (Class 2) Investment Adviser: Capital Research and Management CompanySM	0.58%	20.24%	13.37%	17.97%
Seeks long-term growth of capital and income.	American Funds Insurance Series® – Growth–Income Fund (Class 2) Investment Adviser: Capital Research and Management CompanySM	0.53%	18.06%	13.90%	13.92%

*	Current expenses reflect applicable waivers or expense limitations as reported in the Fund’s prospectus.
**	Effective May 1, 2026, the American Funds Insurance Series® – International Fund will change its name to the American Funds Insurance Series® – EUPAC FundTM.
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INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS (as of 12/31/2025)
			1 Year	5 Years	10 Years
Seeks long-term capital appreciation.	Columbia Variable Portfolio – Acorn Fund** Investment Adviser: Columbia Wanger Asset Management, LLC	0.91%*	4.47%	1.02%	8.66%
Seeks long-term total return. Under normal market conditions, the fund invests at least 80% of its net assets in investments of small-capitalization companies.	Franklin Small Cap Value VIP Fund (Class 2)[1] Investment Adviser: Franklin Mutual Advisers, LLC	0.91%*	7.65%	8.86%	9.81%
Seeks total return.	Invesco V.I. Main Street Small Cap Fund® (Series I) Investment Adviser: Invesco Advisers, Inc.	0.84	8.70%	8.34%	10.59%
Seeks to deliver long-term growth of capital by investing primarily in stocks of mid-sized U.S. companies.	Lord Abbett Series Fund, Inc. – Mid Cap Stock Portfolio (Class VC) Investment Adviser: Lord, Abbett & Co. LLC	1.15%	7.05%	10.16%	7.98%
Seeks maximum real return, consistent with preservation of real capital and prudent investment management.	PIMCO VIT Real Return Portfolio (Admin Class) Investment Adviser: Pacific Investment Management Company LLC	1.39%	7.85%	1.21%	3.21%
Maximize total return through a combination of income and capital appreciation.	Victory Pioneer High Yield VCT Portfolio (Class I)***,2 Investment Adviser: Amundi Asset Management US, Inc.	0.97%*	8.16%	4.21%	5.49%

*	Current expenses reflect applicable waivers or expense limitations as reported in the Fund’s prospectus.
**	Effective at the opening of business on June 2, 2025, the Wanger Acorn Fund changed its name to the Columbia Variable Portfolio – Acorn Fund.
***	Effective March 31, 2025, the Pioneer High Yield VCT Portfolio (Class I) changed its name to the Victory Pioneer High Yield VCT Portfolio (Class I).
[1]	The Franklin Small Cap Value VIP Fund is closed to investments by new investors. Existing Contract Holders in the Fund may leave their investment in the Subaccount and may continue to make additional purchases and exchanges.
[2]	This Fund is available to the general public, in addition to being available through variable annuity contracts. See “FEDERAL TAX CONSIDERATIONS - Special Considerations for Section 403(b) Plans” for a discussion of investment in one of the public Funds under 403(b) or Roth 403(b) annuity contracts.
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INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS (as of 12/31/2025)
			1 Year	5 Years	10 Years
Seeks to maximize total return through a combination of current income and capital appreciation.	Voya Global Bond Portfolio (Class S) Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	0.94%*	8.54%	-2.54%	1.57%
Seeks long-term capital growth and current income.	Voya Global High Dividend Low Volatility Portfolio (Class I)[1] Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	0.60%*	19.00%	10.52%	9.05%
Seeks capital appreciation.	Voya Global Insights Portfolio (Class S)** Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	1.06%*	24.14%	6.96%	10.70%
Seeks to provide high current return consistent with preservation of capital and liquidity, through investment in high-quality money market instruments while maintaining a stable share price of $1.00.	Voya Government Money Market Portfolio (Class I)[2,3] Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	0.40%*	4.02%	3.02%	1.96%

*	Operating expenses reflecting applicable waivers or expense limitations as reported in the Fund’s expenses.
**	Effective on or about July 17, 2026, the Voya Global Insights Portfolio (Class I) will change its name to the Voya Global Insights Fund (Class I).
[1]	This fund employs a managed volatility strategy. A managed volatility strategy is a strategy that is intended to reduce a fund’s overall volatility and downside risk and, thereby, help us manage the risks associated with providing certain guarantees under the Contract. During rising markets, the hedging strategies employed to manage volatility could result in your Variable Account Contract Value rising less than would have been the case if you had been invested in a fund with substantially similar investment objectives, policies and strategies that does not utilize a volatility management strategy. In addition, the cost of these hedging strategies may have a negative impact on investment performance. On the other hand, investing in funds with a managed volatility strategy may be helpful in a declining market with higher market volatility because the hedging strategy will reduce your equity exposure in such circumstances. In such cases, your Variable Account Contract Value may decline less than would have been the case if you had not invested in funds with a managed volatility strategy. There is no guarantee that a managed volatility strategy can achieve or maintain the fund’s optimal risk targets, and the fund may not perform as expected.
[2]	There is no guarantee that the Voya Government Money Market Portfolio Subaccount will have a positive or level return.
[3]	The Voya Government Money Market Portfolio is available for investment in Transfer Premium Series Contracts only. For Flexible Premium Series Contracts, currently only available in situations where the Contract provides for a refund of Purchase Payment upon the exercise of the right to cancel provision. See “RIGHT TO CANCEL” in the full Contract prospectus.
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INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS (as of 12/31/2025)
			1 Year	5 Years	10 Years
Seeks to maximize total return through investments in a diversified portfolio of common stock and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.	Voya Growth and Income Portfolio (Class I) Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	0.67%*	18.21%	15.46%	14.62%
Seeks to outperform the total return performance of the S&P MidCap 400® Index while maintaining a market level of risk.	Voya Index Plus MidCap Portfolio (Class I) Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	0.60%*	8.16%	9.90%	9.75%
Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.	Voya Intermediate Bond Portfolio (Class I) Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	0.55%*	7.71%	0.15%	2.66%
Seeks maximum total return.	Voya International High Dividend Low Volatility Portfolio (Class S)[1] Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LL	0.85%*	18.73%	10.25%	8.78%

*	Current expenses reflect applicable waivers or expense limitations as reported in the Fund’s prospectus.
[1]	This Fund employs a managed volatility strategy. A managed volatility strategy is a strategy that is intended to reduce a Fund’s overall volatility and downside risk and, thereby, help us manage the risks associated with providing certain guarantees under the Contract. During rising markets, the hedging strategies employed to manage volatility could result in your Account Value rising less than would have been the case if you had been invested in a Fund with substantially similar investment objectives, policies and strategies that does not utilize a volatility management strategy. In addition, the cost of these hedging strategies may have a negative impact on investment performance. On the other hand, investing in Funds with a managed volatility strategy may be helpful in a declining market with higher market volatility because the hedging strategy will reduce your equity exposure in such circumstances. In such cases, your Account Value may decline less than would have been the case if you had not invested in Funds with a managed volatility strategy. There is no guarantee that a managed volatility strategy can achieve or maintain the Fund’s optimal risk targets, and the Fund may not perform as expected.
ND.120636-26	12

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS (as of 12/31/2025)
			1 Year	5 Years	10 Years
Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted international index.	Voya International Index Portfolio (Class I) Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	0.45%*	30.89%	8.50%	7.91%
A non-diversified Portfolio that seeks long-term capital growth.	Voya Large Cap Growth Portfolio (Class S) Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	0.92%*	15.09%	11.96%	14.90%
Seeks long-term growth of capital and current income.	Voya Large Cap Value Fund (Class I)** Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	0.76%*	13.05%	12.94%	11.22%
Seeks long-term capital appreciation.	Voya MidCap Opportunities Portfolio (Class I)*** Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	0.83%*	3.90%	4.55%	10.97%
Seeks long-term capital appreciation.	Voya SmallCap Opportunities Portfolio (Class I) Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	0.92%*	14.80%	5.85%	9.11%

*	Current expenses reflect applicable waivers or expense limitations as reported in the Fund’s prospectus.
**	Effective February 6, 2026, the VY T. Rowe Price Equity Income Portfolio and Voya Large Cap Value Portfolio merged into Voya Large Cap Value Fund on February 6, 2026.
***	Effective on or about July 17, 2026, the VY® Baron Growth Portfolio will merge into the Voya MidCap Opportunities Fund.
ND.120636-26	13

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS (as of 12/31/2025)
			1 Year	5 Years	10 Years
Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2035. On the Target Date, the Portfolio’s investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.	Voya Solution 2035 Portfolio (Class S)[1] Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	0.98%*	16.05%	7.22%	8.68%
Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2045. On the Target Date, the Portfolio’s investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.	Voya Solution 2045 Portfolio (Class S)[1] Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	1.00%*	19.15%	9.07%	9.92%
Seeks growth of capital.	Voya Solution Aggressive Portfolio (Class I)[1] Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	0.77%*	16.87%	9.89%	10.55%
Seeks to provide capital growth through a diversified asset allocation strategy.	Voya Solution Balanced Portfolio (Class I)[1] Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	0.75%*	13.05%	6.84%	8.04%

*	Operating expenses reflecting applicable waivers or expense limitations as reported in the Fund’s expenses.
[1]	This Fund is structured as a “Fund of Funds.” A Fund structured as a “Fund of Funds” may have higher fees and expenses than a Fund that invests directly in debt and equity securities because it also incurs the fees and expenses of the underlying Funds in which it invests. Please refer to the Fund prospectus for information about the aggregate annual operating expenses of the Fund and its corresponding underlying Fund or Funds.
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INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS (as of 12/31/2025)
			1 Year	5 Years	10 Years
Seeks to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.	Voya Solution Conservative Portfolio (Class I)[1] Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	0.66%*	8.33%	2.97%	4.77%
Seeks to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.	Voya Solution Income Portfolio (Class S)**,[1] Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	0.93%*	10.94%	3.33%	5.15%
Seeks total return.	Voya U.S. Stock Index Portfolio (Class I) Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	0.27%	17.53%	14.10%	14.51%
Seeks long-term capital growth. Income is a secondary objective.	VY® American Century Small-Mid Cap Value Portfolio (Class S) Investment Adviser: Voya Investments, LLC Subadviser: American Century Investment Management, Inc.	1.10%*	4.99%	8.19%	9.00%
Seeks capital appreciation.	VY® Baron Growth Portfolio (Class S)*** Investment Adviser: Voya Investments, LLC Subadviser: BAMCO, Inc.	1.25%*	-10.94%	-0.34%	9.17%
Seeks high total return consisting of capital appreciation and current income.	VY® CBRE Global Real Estate Portfolio (Class I) Investment Adviser: Voya Investments, LLC Subadviser: CBRE Investment Management Listed Real Assets, LLC	0.91%*	6.82%	4.03%	3.99%

*	Operating expenses reflecting applicable waivers or expense limitations as reported in the Fund’s expenses.
**	Effective August 8, 2025, the Voya Solution 2025 Portfolio (Class S) merged into the Voya Solution Income Portfolio (Class S).
***	Effective on or about July 17, 2026, the VY® Baron Growth Portfolio will merge into the Voya MidCap Opportunities Fund.
[1]	This Fund is structured as a “Fund of Funds.” A Fund structured as a “Fund of Funds” may have higher fees and expenses than a Fund that invests directly in debt and equity securities because it also incurs the fees and expenses of the underlying Funds in which it invests. Please refer to the Fund prospectus for information about the aggregate annual operating expenses of the Fund and its corresponding underlying Fund or Funds.
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INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS (as of 12/31/2025)
			1 Year	5 Years	10 Years
Seeks total return consisting of long-term capital appreciation and current income.	VY® Columbia Contrarian Core Portfolio (Class S) Investment Adviser: Voya Investments, LLC Subadviser: Columbia Management Investment Advisers, LLC	0.96%*	17.08%	13.87%	14.01%
Seeks capital growth and income.	VY® Invesco Comstock Portfolio (Class S) Investment Adviser: Voya Investments, LLC Subadviser: Invesco Advisers, Inc.	0.97%*	17.02%	14.95%	11.75%
Seeks total return consisting of long-term capital appreciation and current income.	VY® Invesco Equity and Income Portfolio (Class S) Investment Adviser: Voya Investments, LLC Subadviser: Invesco Advisers, Inc.	0.89%*	12.53%	8.55%	8.59%
Seeks long-term growth of capital and income.	VY® Invesco Growth and Income Portfolio (Class S2) Investment Adviser: Voya Investments, LLC Subadviser: Invesco Advisers, Inc.	1.05%	15.18%	12.65%	10.56%
Seeks growth from capital appreciation.	VY® JPMorgan Mid Cap Value Portfolio (Class S)[1] Investment Adviser: Voya Investments, LLC Subadviser: J.P. Morgan Investment Management Inc.	1.10%*	4.37%	9.26%	8.48%
Seeks long-term capital appreciation.	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio (Class S) Investment Adviser: Voya Investments, LLC Subadviser: T. Rowe Price Associates, Inc.	1.05%*	9.67%	6.97%	12.49%

*	Current expenses reflect applicable waivers or expense limitations as reported in the Fund’s prospectus.
[1]	Effective February 7, 2014, this Fund was closed to new investments.
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Fixed Interest Options

The following is a list of Fixed Interest Options currently available under the Contract. The Fixed Interest Options available to you may vary based on employer and state approval and participants should refer to their plan documents for a list of available Fixed Interest Options. We may change the features of the Fixed Interest Options listed below, offer new Fixed Interest Options, and terminate existing Fixed Interest Options. We will provide you with written notice before doing so.

Name	Term*	Minimum Guaranteed Interest Rate**
Fixed Account A	12 months	3.00%
Fixed Account B	12 months	3.00%
Fixed Account C	12 months	3.00%

See “Fixed Interest Options” under “The Investment Options” in the Prospectus for a description of the Fixed Interest Options’ features.

*	The terms available under your plan may vary.
**	The minimum guaranteed interest rate for your Contract is stated in your Contract, and will not be less than stated.
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APPENDIX B: THE FIXED ACCOUNTS

•	Fixed Account D (for flexible premium series contracts only) and the DCA Fixed Account (collectively, the “Fixed Account”) as investment options that may be available during the Accumulation Phase.
•	The amounts allocated to the Fixed Accounts are held in the Company’s General Account, which supports insurance and annuity obligations. All guarantees and benefits provided under the Contracts that are not related to the Separate Account are subject to the claims paying ability and financial strength of the Company and our General Account.
•	All or a portion of your Purchase Payment may be allocated to the Fixed Accounts.
•	Interests in the Fixed Accounts have not been registered with the SEC in reliance on exemptions under the Securities Act of 1933, as amended.
•	The Fixed Accounts have not been registered as investment companies under the 1940 Act.
•	Disclosure in this prospectus regarding the fixed accounts may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements.
•	Additional information about the fixed accounts may be found in the contracts. Additional information about the DCA Fixed Account may also be found in the program application.

Additional information about the Fixed Accounts may be found in the Contracts.

Interest Rates

Fixed Account D. Fixed Account D has an interest rate that is set periodically by the Company. Interest will be credited and compounded daily using the daily equivalent of effective yearly interest rates, which is the yield resulting after interest has compounded daily for a full year. For information about current interest rates, please contact Customer Service at 1-877-884-5050.

We guarantee an effective yearly interest rate that complies with the nonforfeiture law that is in effect on the issue date for the state in which the Contract was delivered. In no circumstance will the effective yearly interest rate be less than the guaranteed minimum interest rate.

We may credit interest in excess of the guaranteed rate. Any interest in excess of the guaranteed rate will be declared at the beginning of the period for which it is payable. In setting interest rates, we may consider many factors, including but not limited to, investment yields rates, taxes, competitive factors, desired margins, contract persistency, and other experience factors. Among other factors, the safety of the interest rate guarantees depends upon the Company’s financial strength and claims-paying ability.

DCA Fixed Account. The DCA Fixed Account has an interest rate that is set periodically by the Company. Interest will be credited and compounded daily using the daily equivalent of effective yearly interest rates, which is the yield resulting after interest has compounded daily for a full year. The annual minimum guaranteed interest rate will apply to all amounts held in the DCA Fixed Account during the calendar year.

The interest rate earned on the DCA Fixed Account will be the minimum guaranteed interest rate plus any additional interest, which we may declare from time to time. In no circumstance will the effective yearly interest rate be less than the guaranteed minimum interest rate.

A purchase payment allocated to a DCA term will be credited with interest at the rate in effect at the start of the DCA term. That rate will remain in effect for the remaining balance of that purchase payment until the DCA term ends. Subsequent purchase payments into the same DCA term earn interest at the then current interest rate applied to new allocations to a DCA term of the same duration. There may be different interest rates for different DCA terms. DCA terms of the same duration may have different interest rates depending on when the DCA term began.

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Interest rates are set at our complete discretion. The DCA Fixed Account may credit a different interest rate(s) than other fixed accounts we may offer under the contract. In setting interest rates, we may consider many factors, including but not limited to, investment yields rates, taxes, competitive factors, desired margins, contract persistency, and other experience factors. Among other factors, the safety of the interest rate guarantees depends upon the Company’s claims-paying ability.

Transfers

Fixed Account D. During the accumulation phase period, amounts in Fixed Account D may be reallocated at any time to the subaccounts, subject to the following requirements:

Each rolling 12-month period, twenty percent (20%) may be transferred from Fixed Account D to the subaccounts. The amount available for transfer during any contract year is based on the contract value in Fixed Account D as of the date we receive the transfer request in good order at our Administrative Service Center, reduced by any amount withdrawn, transferred, taken as a loan, or used to purchase income phase payments during the 12 months prior to the transfer request. In addition, we reserve the right to reduce the amount available for transfer by amounts withdrawn under a systematic withdrawal option. We may, on a non-discriminatory basis, allow transfers of a larger percentage.

Twenty percent of the amount in Fixed Account D may be transferred in each of four consecutive 12-month periods and the balance reallocated in the fifth 12-month period subject to the following conditions:

•	During the five-year period, no additional amounts are allocated to or reallocated from Fixed Account D;
•	We will include any amounts reallocated, taken as a loan, or used to purchase income phase payments during the prior 12-month period when calculating the 20% amount; and
•	We reserve the right to include amounts paid under a systematic withdrawal option when calculating the 20% amount.

We reserve the right to waive the transfer limit when the amount in Fixed Account D is less than $2,000. We may, on a non-discriminatory basis, allow transfers of a larger percentage.

No transfers to or from Fixed Account D are allowed after the beginning of the income phase. See also “Transfers” in the Contract prospectus.

DCA Fixed Account. Transfers from the DCA Fixed Account are only allowed pursuant to the dollar cost averaging program. See “Transfers–Dollar Cost Averaging Program” in the Contract prospectus.

Withdrawals

Fixed Account D. The contract owner may request a full or partial withdrawal from Fixed Account D. Partial withdrawals from the contract will be made on a pro-rata basis from each subaccount and fixed account. If another method of allocation is desired, you must request it in writing to us. Under certain emergency conditions we may defer payment of any withdrawal for a period of up to six months or as otherwise provided by law.

While the value of purchase payments allocated to Fixed Account D is included in the calculation of the withdrawal charge upon a partial or full withdrawal of contract value, we will not apply a withdrawal charge to the portion of the contract value allocated to Fixed Account D. We will calculate the amount of the withdrawal charge waived by multiplying the withdrawal charge by the percentage that the amount withdrawn from Fixed Account D bears to the total amount withdrawn.

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Partial Withdrawals. Each 12-month period, twenty percent (20%) may be withdrawn from Fixed Account D. The amount available for withdrawal is based on the contract value in Fixed Account D as of the date we receive the withdrawal request in good order at our Administrative Service Center, reduced by the amount withdrawn, reallocated, taken as a loan, or used to purchase income phase payments during the contract year. In addition, we reserve the right to reduce the amount available by deducting any amount withdrawn under a systematic distribution option.

Full Withdrawals. The contract owner may withdraw the full amount from Fixed Account D. When we receive a request for a full withdrawal, no additional transfers, partial withdrawals, or loans are allowed. The withdrawal is paid as follows:

•	One-fifth of the contract value in Fixed Account D as of the date we receive the withdrawal request at our administrative service center, reduced by the amount, if any, transferred, withdrawn, taken as a loan, or used to purchase income phase payments during that contract year; then
•	One-fourth of the remaining amount 12 months later; then
•	One-third of the remaining amount 12 months later; then
•	One-half of the remaining amount 12 months later; then
•	The balance of the contract value in Fixed Account D 12 months later.

When we receive a request for a full withdrawal, no additional transfers, partial withdrawals or loans are allowed. The contract owner may cancel a full withdrawal request from Fixed Account D at any time.

Waiver of Full and Partial Withdrawal Restrictions. Full and partial withdrawal restrictions are waived when the withdrawal is:

•	Due to the contract owner’s death during the accumulation phase, and the withdrawal is made within six months of the date of death;
•	Used to purchase income phase payments on a life contingent basis or for a stated period on a fixed only basis;
•	Due to disability, extended confinement, or terminal illness within the meaning of the Tax Code, subject to the provisions regarding waiver of the withdrawal charge;
•	Due to separation from service with your employer after age 55 (available beginning five years from the issue date) (for 403(b) contracts only).
•	To satisfy minimum distribution requirements; or
•	Due to other conditions as we may allow without discrimination.

Not all waivers may be available in all states. Refer to your contract for a description of available waivers.

Withdrawals will be made on a last-in first-out basis (i.e., the most recent purchase payment and associated earnings on that purchase payment will be the first to be withdrawn from the contract value, followed by the next most recent purchase payment and associated earnings, and so on).

DCA Fixed Account. Amounts withdrawn from the DCA Fixed Account are subjected to the applicable withdrawal charge. See “FEES” and “WITHDRAWALS” in the Contract prospectus.

Charges. We do not make deductions from amounts in the fixed accounts to cover mortality and expense risks. We consider these risks when determining the credited rate. We expect to derive a profit from the determination of the credited rate. If you make a full withdrawal, the amount available from the DCA Fixed Account will be reduced by any early withdrawal charge (as applicable) and annual contract charge. See “FEE TABLE” and “FEES” in the Contract prospectus.

Interest on Death Benefit. Any death benefit paid from amounts invested in Fixed Account D will include interest from the Death Benefit Valuation Date until the death benefit is paid at a rate not less than required by law.

Guarantee. We guarantee that the fixed contract value will not be less than the amount of purchase payments and transfers allocated to the fixed account, plus interest at the minimum guaranteed rate disclosed in the annuity contract, compounded annually, plus any additional interest which we may, in our discretion, credit to the fixed accounts (as described above), less any charges for the optional death benefit riders or early withdrawal charges, any applicable premium taxes and any amounts withdrawn or reallocated from the fixed accounts.

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APPENDIX C: ELIGIBLE FUNDS

If you have selected the MGAB rider or the MGWB rider, you must remain invested at all times in one or more of the following Eligible Funds in order to receive the benefits of these riders (other than during the free look period, when we may require you to invest in the money market option). Failure to remain so invested will result in the termination of the applicable rider, and no charges deducted under the rider will be refunded. Accordingly, you should not purchase one of these riders if you do not believe that you will be comfortable remaining invested in one or more of the following funds during the entire time the rider is in effect.

Voya Solution 2035 Portfolio*

Voya Solution 2035 Portfolio

Voya Solution 2045 Portfolio

Voya Solution Income Portfolio

*	Effective August 8, 2025, the Voya Solution 2025 Portfolio merged into the Voya Solution Income Portfolio.
ND.120636-26	21

APPENDIX D: MGWB RIDER EXAMPLES

The following examples have been provided to help illustrate how the Minimum Guaranteed Withdrawal Benefit rider works in certain circumstances. For the purpose of these illustrations, the “Cash Value after Purchase Payment or Withdrawal” has been selected in order to illustrate specific situations. We have noted where we have assumed market performance, both negative and positive. This assumed performance is illustrative only.

Example A: The following example illustrates the values of the Guaranteed Withdrawal Base, Annual Withdrawal Amount and Remaining Guaranteed Balance on an initial purchase payment of $100,000:

Contract Year	Date	Purchase Payment	Withdrawal	Cash Value after Purchase Payment or Withdrawal	Guaranteed Withdrawal Base	Annual Withdrawal Amount	Remaining Guaranteed Balance
1	01/01/23	$100,000	---	$100,000	$100,000	$5,000	$100,000

Example B: The following example illustrates the effect of subsequent purchase payments made during the first contract year, and assumes an investment return of $2,000 between 01/01/23 and 03/01/23:

Contract Year	Date	Purchase Payment	Withdrawal	Cash Value after Purchase Payment or Withdrawal	Guaranteed Withdrawal Base	Annual Withdrawal Amount	Remaining Guaranteed Balance
1	03/01/23	$20,000	---	$122,000	$120,000	$6,000	$120,000

Example C: The following example illustrates the effect of subsequent purchase payments made after the first contract year, and assumes an investment loss of $2,000 between 03/01/23 and 03/01/24:

Contract Year	Date	Purchase Payment	Withdrawal	Cash Value after Purchase Payment or Withdrawal	Guaranteed Withdrawal Base	Annual Withdrawal Amount	Remaining Guaranteed Balance
2	03/01/24	$10,000	---	$130,000	$120,000	$6,000	$120,000

Example D: The following examples illustrate the effect of withdrawals that do not exceed the Annual Withdrawal Amount, and assumes an investment loss of $3,000 between 03/01/24 and 02/01/25 and an additional investment loss of $1,500 between 02/01/25 and 04/01/25:

Contract Year	Date	Purchase Payment	Withdrawal	Cash Value after Purchase Payment or Withdrawal	Guaranteed Withdrawal Base	Annual Withdrawal Amount	Remaining Guaranteed Balance
3	02/01/25	---	$4,000	$123,000	$120,000	$6,000	$116,000
3	04/01/25	---	$2,000	$119,500	$120,000	$6,000	$114,000
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Example E: The following examples illustrate the effect of cumulative withdrawals that exceed the Annual Withdrawal Amount, and assumes an investment loss of $10,500 between 04/01/25 and 07/01/26 and an additional investment loss of $4,000 between 07/01/26 and 08/01/26:

Contract Year	Date	Purchase Payment	Withdrawal	Cash Value after Purchase Payment or Withdrawal	Guaranteed Withdrawal Base	Annual Withdrawal Amount	Remaining Guaranteed Balance
4	07/01/26	---	$6,000	$103,000	$120,000	$6,000	$108,000
4	08/01/26	---	$5,000	$94,000	$94,000	$4,700	$94,000

The Guaranteed Withdrawal Base and Remaining Guaranteed Balance immediately following the excess withdrawal are reset to the lesser of the contract value immediately after the withdrawal ($94,000) or the Remaining Guaranteed Balance immediately prior to the withdrawal less the withdrawal amount ($108,000 - $5,000 = $103,000).

Example F: The following examples illustrate the effect of taking a required minimum distribution that exceeds the Annual Withdrawal Amount and assumes an investment return of $10,700 between 08/01/26 and 03/01/27 and an additional investment return of $1,000 between 03/01/27 and 09/01/27:

Contract Year	Date	Purchase Payment	Withdrawal	Cash Value after Purchase Payment or Withdrawal	Guaranteed Withdrawal Base	Annual Withdrawal Amount	Remaining Guaranteed Balance
5	03/01/27	---	$4,700	$100,000	$94,000	$4,700	$89,300
5	09/01/27	---	$5,000	$96,000	$94,000	$4,700	$84,300

In this case the Guaranteed Withdrawal Base and Remaining Guaranteed Balance are not adjusted as they were in Example E.

Example G: The following example illustrates the effect of the election of the Reset option on the 10th contract anniversary (or the beginning of contract year 11) and assumes an investment return of $10,700 between 09/01/27 and 05/01/28, an additional investment return of $9,700 between 05/01/28 and 05/01/29, a subsequent investment loss of $2,300 between 05/01/29 and 05/01/30, an additional investment return of $2,700 between 05/01/30 and 05/01/31, an additional investment return of $6,700 between 05/01/31 and 05/01/32, and an additional investment return of $2,000 between 05/01/32 and 01/01/33:

Contract Year	Date	Purchase Payment	Withdrawal	Cash Value after Purchase Payment or Withdrawal	Guaranteed Withdrawal Base	Annual Withdrawal Amount	Remaining Guaranteed Balance
6	05/01/28	---	$4,700	$102,000	$94,000	$4,700	$79,600
7	05/01/29	---	$4,700	$107,000	$94,000	$4,700	$74,900
8	05/01/30	---	$4,700	$100,000	$94,000	$4,700	$70,200
9	05/01/31	---	$4,700	$98,000	$94,000	$4,700	$65,500
10	05/01/32	---	$4,700	$100,000	$94,000	$4,700	$60,800
11	01/01/33	---	---	$102,000	$102,000	$5,100	$102,000

If the contract has experienced market gains, they can be “locked in” by “Resetting” the Guaranteed Withdrawal Base and Remaining Guaranteed Balance equal to contract value. This also increases the Annual Withdrawal Amount.

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Example H: The following example illustrates when a contract enters into Automatic Withdrawal Status and assumes the maximum annual withdrawal amount is withdrawn in years 11 through 24 and there is no investment gain or loss during that period.

Contract Year	Date	Purchase Payment	Withdrawal	Cash Value after Purchase Payment or Withdrawal	Guaranteed Withdrawal Base	Annual Withdrawal Amount	Remaining Guaranteed Balance
25	01/01/47	---	$5,100	$2,000	$102,000	$5,100	$25,500
26	01/01/48	---	$5,100	$0	$102,000	$5,100	$20,400
27	01/01/49	---	$5,100	$0	$102,000	$5,100	$15,300
28	01/01/50	---	$5,100	$0	$102,000	$5,100	$10,200
29	01/01/51	---	$5,100	$0	$102,000	$5,100	$5,100
30	01/01/52	---	$5,100	$0	$102,000	$5,100	$0

If contract value is not sufficient to satisfy the Annual Withdrawal Amount, as is the case in contract year 26, the rider is placed into Automatic Withdrawal Status. Automatic Periodic Payments equal to the Annual Withdrawal Amount will continue to be paid until the Remaining Guaranteed Balance is reduced to zero. If death were to occur while in Automatic Withdrawal Status (contract years 26-30), Automatic Periodic Payments would cease and the MGWB Death Benefit equal to the Remaining Guaranteed Balance will be paid as a single lump-sum to the person entitled to death proceeds.

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This notice document incorporates by reference the full Voya Encore/Voya Encore Flex Contracts prospectus and Statement of Information (“SAI”), each dated April 30, 2012, as amended or supplemented. You can find these documents online at https://vpx.broadridge.com/getcontract1.asp?dtype=prnt&cid=voyavpx&fid=NRVA03739 for the Contract prospectus and https://vpx.broadridge.com/getcontract1.asp?doctype=sai&dtype=prnt&cid=voyavpx&fid=NRVA03739&wested=1 for the SAI. You can also obtain these documents at no cost by calling 1-877-884-5050 or by sending an email request to ProspectusRequests@voya.com.

Reports and other information about the Separate Account N and Voya Retirement Insurance and Annuity Company are available on the Commission’s website at http://www.sec.gov. Copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

EDGAR Contract Identifier: C000002968

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